FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2007

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press Release dated October 25, 2007 announcing 3rd Quarter 2007 financial results.

Exhibit 1 Physical Statistics for 3Q 2007

Exhibit 2 Statements of Income for 3Q 2007

Exhibit 3 Balance Sheets for 3Q 2007

Exhibit 4 Cash Flows for 3Q 2007

Quarterly Earnings Release

FOR IMMEDIATE RELEASE

Highlights:

  In 3Q07, operating revenues increased 1.5% as compared to 3Q06

  EBITDA in 3Q07 reached Ch$69,936 million (US$136.8 million), compared to Ch$78,883 million (US$154.3 million) for 3Q06. EBITDA margin reached 44.8% in 3Q07 compared to 51.3% in 3Q06.

  The Company recorded net income of Ch$4,948 million (US$9,7 million) in 3Q07, compared to net income of Ch$13,199 million (US$25.8 million) in 3Q06.

  The number of ADSL customers increased 30.7% and the Digital TV service reached 197,279 clients as of September 30, 2007.

  Financial debt decreased 8.4% from US$848 million in 3Q06 to US$777 million in 3Q07.

Santiago, Chile October 25, 2007, Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica Chile" or the "Company") today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of September 30, 2007) for the third quarter of 2007. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for September 30, 2007, which was Ch$511.23 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicachile.cl.

CONSOLIDATED RESULTS FOR 3Q07

(Comparisons refer to 3Q06)

REVENUES

Telefónica Chile's revenues increased by 1.5% in 3Q07 with respect to 3Q06, amounting to Ch$155,981 million (US$305.1 million). This variation is mainly the result of growing revenues from fixed telecommunications, which grew 4.1% due to higher revenues from flexible plans, broadband (ADSL) and Pay TV, which offset the decrease in revenues from fixed and variable charge and from long distance.

OPERATING COSTS AND EXPENSES

Operating costs and expenses (excluding depreciation) increased 15.1% in 3Q07, to Ch$86,045 million (US$168.3 million), mainly explained by: (i) an 18.6% increase in salary costs. Salaries were affected by a Ch$1,030 million increase from the hiring of 514 people during 2007 who had previously been considered external contractors. It should be noted that the costs related to these workers were previously recognized in general expenses. Salaries were also affected by CPI adjustments in accordance with collective agreements and higher provisions for incentives and vacation; (ii) higher sales commissions (+9.1%) resulting from increased commercial activity mainly related to the bundling strategy; and (iii) higher general expenses (+14.1%), due to higher expenses from network rental related to broadband, higher expenses from TV content and signal transmission, as well as higher expenses from outsourcing contracts, due to a change in the way the "Speedy" broadband service is marketed, as informed in 1Q07.

EBITDA

As a result, EBITDA in 3Q07 decreased 11.3% to Ch$69,936 million (US$136.8 million), compared to Ch$78,883 million (US$154.3 million) recorded in 3Q06.

EBITDA margin in 3Q07 was 44.8%, compared to the 51.3% recorded in 3Q06. EBITDA margin is mainly affected by higher costs of sales and commissions, primarily associated with the start-up of the television business and increased commercial activity.

DEPRECIATION

Total depreciation in 3Q07 decreased 4.4% to Ch$52,216 million (US$102.1 million), as compared to Ch$54,606 million (US$106.8 million) in 3Q06, due to a lower net consolidated asset base and to the termination of the useful lives of certain assets.

Operating Costs (Millions of Ch$)	3Q06	3Q07	Var. % 07/06
Salaries	17,814	21,121	18.6%
Uncollectables	3,923	4,678	-19.2%
Sales commissions	5,827	6,360	9.1%
General Expenses	47,215	53,886	14.1%
Depreciation	54,606	52,216	-4.4%
Total operating expenses	129,385	138,261	6.9%

OPERATING INCOME decreased 27.0% to Ch$17,720 million (US$34.7 million) in 3Q07 when compared to Ch$24,227 million (US$47.5 million) in 3Q06. Operating margin reached 11.4% in 3Q07 vs. 15.8% in 3Q06.

NON-OPERATING RESULT registered a non-operating loss of Ch$4,101 million (US$8.0 million) in 3Q07 as compared to a non-operating loss of Ch$2,253 million (US$4.4 million) in 3Q06.

The non-operating loss in 3Q07 is mainly explained by: (i) interest expenses of Ch$4,410 million (US$8.6 million) in 3Q07, which decreased by 12.9% on account of the 6.2% reduction in the average interest-bearing debt and the lower average interest rates for the Company's debt as compared with 3Q06; and (ii) a loss of Ch$4,504 million (US$8.8 million) in other non-operating expenses in 3Q07 as compared with a loss of Ch$457 million (US$0.9 million) in 3Q06, mainly explained by indemnities related to lawsuits, as well as personnel restructuring.

The above was partly offset by i) interest income of Ch$1,558 million (US$3.0 million) in 3Q07, compared to Ch$1,501 million (US$2.9 million) in 3Q06; and ii) a monetary correction gain of Ch$2,458 million (US$4.8 million) as a result of the impact of CPI growth of 3.2% during 3Q07. The gain is due to the excess of peso- and UF-denominated assets over peso- and UF-denominated liabilities. In comparison, the monetary correction gain for 3Q06 amounted to Ch$1,137 million (US$2.2 million), explained by the positive CPI growth of 1.4% during 3Q06.

INCOME TAXES: In 3Q07, Telefónica Chile recorded a total income tax charge in the amount of Ch$8,720 million (US$17.1 million). This compares to the Ch$8,879 million (US$17.4 million) tax charge in 3Q06.

Total income tax in 3Q07 consists of: (i) a charge of Ch$6,808 million (US$13.3 million) in current income taxes; (ii) a credit of Ch$1,544 million (US$3.0 million) for the reversal of deferred tax liabilities, due to lower levels of depreciation in the taxable income base as result of lower investments as compared to previous years; and (iii) a charge of Ch$3,456 million (US$6.8 million) for deferred taxes from previous periods, due to the change in accounting standards (Technical Bulletin No. 60) in 2000, which required the Company to amortize the accumulated amount of deferred taxes from previous years.

NET RESULT

The Company recorded net income of Ch$4,948 million (US$9.7 million) in 3Q07 vs. net income of Ch$13,199 million (US$25.8 million) in 3Q06.

Net income per ADR in 3Q07 amounted to US$0.040, compared to the net income per ADR of US$0.103 recorded in 3Q06. Likewise, net income per share in 3Q07 equaled Ch$5.2 as compared to Ch$13.8 in 3Q06.

CAPEX

Capital expenditures for Telefónica Chile and its consolidated subsidiaries amounted to US$75.4 million in 3Q07 and US$193.5 million in the first nine months of 2007. Capital expenditures were mainly associated to the development of broadband (ADSL), Pay TV, data network, fixed telephony network maintenance, and projects aimed at improving quality.

REVENUES BY BUSINESS UNIT

FIXED TELECOMMUNICATIONS (the bundling of services through a flexible offer allows for higher revenues)

Fixed Telecommunications is divided into Basic Telephony, Broadband, Television, Access Charges and Interconnections, and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising, and public telephones, among others). Fixed telecommunications revenues, which represented 78.0% of total operating revenues in 3Q07, increased 4.1% as compared to 3Q06, amounting to Ch$121,689 million (US$238.0 million). This is mainly attributable to the Company's bundling strategy for its voice, broadband and TV services, through a flexible offer where clients combine services to suit their needs.

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed under tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased 11.3% to Ch$61,443 million (US$120.2 million) in 3Q07 as compared to 3Q06. This decrease is mainly attributable to a 37.1% decrease in the fixed monthly charge and a 33.8% decrease in the variable charge. These were partially offset by an increase in revenue from plans of minutes associated with tariff flexibility, which represented 66.5% of total lines in service as of September 30, 2007. Revenues from flexible plans account for 20.9% of total revenues, surpassing the aggregate revenues from traditional telephony (fixed charge + variable charge). Basic telephony revenues have also been affected by: (i) an 11.3% decrease in average traffic per line for 3Q07 compared to 3Q06; and (ii) a 4.9% decrease in average lines in service compared to 3Q06, mainly as result of the decrease in market share. However, revenue diversification through the increased mix of plans associated with tariff flexibility helps mitigate the decline in revenues due to lower traffic and lines in service.

Broadband (ADSL) revenues amounted to Ch$26,366 million (US$51.6 million) in 3Q07, an increase of 65.5% with respect to 3Q06. This increase was primarily due to: (i) the 30.7% growth in ADSL connections in the quarter, driven by a commercial focus on selling bundled plans of broadband plus minutes of voice and digital TV (for residential customers), as well as a new plan for small and medium enterprises, called "Puesto de Trabajo Informatico". This plan was launched in July 2007 and consists of plans of minutes bundled with broadband, including the PCs necessary to provide the broadband service, which all led to increased market share of 49% as of September 30, 2007; and (ii) a change in the marketing of the "Speedy" internet service. Beginning in 2007, all revenues from broadband and internet access collected from clients are recorded in the income statement, and outsourcing service costs are recorded in general expenses; the effect of this change on net income is neutral. By providing a single point of contact, through which the Company provides the customer with both the broadband infrastructure and, through outsourcing, internet access, the Company strengthens its relationship with the final customer. In 3Q07, the Company recognized Ch$4,100 million in additional revenues related to this change.

Revenues from the Pay TV business launched in June 2006 amounted to Ch$7,002 million (US$13.7 million) in 3Q07, accounting for 4.5% of total revenues. As of September 30, the Company had 197,279 Pay TV clients, attaining 16.0% market share. During 2007, the Company has enhanced its offer, incorporating five additional channels and, in June 2007, complementing its existing TV offering with interactive services through IPTV (television over broadband). The interactive services include Video on Demand (VoD), which features a virtual library with over 200 hours of content. Additionally, in September 2007 the Company launched the personal video recorder service (PVR), which allows the client to record, pause, rewind or fast-forward any TV program.

Access charges and interconnection revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile's network. They also include other interconnection services apart from access charges, such as network unbundling, interconnection of networks, information services for carriers and network services for wholesalers, among others. These revenues decreased by 9.6% in 3Q07 to Ch$12.956 million (US$25.3 million). This difference was mainly due to decreases of 19.6% and 2.0% in access charge revenues from DLD and ILD, respectively. Long distance access charge traffic decreased 17.3% in 3Q07 as compared with 3Q06.

Revenues from Other fixed telecommunications businesses include revenues generated as a result of the Company's contract with Publiguías, revenues from dedicated and dial-up Internet service, revenues generated by the subsidiary Telemergencia (home security services), and revenues from public telephones, interior installations, and equipment marketing. These revenues decreased 15.7% in 3Q07 to Ch$13,922 million (US$27.2 million) as compared to 3Q06. This is mainly due to lower revenues from: (i) directory advertising (-28.6%), due to greater market competition; (ii) dedicated and dial-up Internet access (-74.2%), due to the migration of clients to broadband (ADSL); (iii) Telemergencia home security services (-18.2%), due to greater market competition; (iv) public telephones (-39.9%), due to lower traffic and lines, as a result of mobile substitution; and (v) interior installations (-10.5%), due to the lower number of lines subject to maintenance charges. The above were partly offset by equipment marketing revenues, which amounted to Ch$1,297 million (US$2.5 million) in 3Q07 as compared to Ch$323 million (US$0.6 million) in 3Q06. This increase is mainly explained by the sale of computers and telecommunications equipment associated with the "Puesto de Trabajo Informatico" plan for small and medium enterprises, which was launched in July 2007.

LONG DISTANCE (Telefónica Larga Distancia strengthens its position of market leadership, achieving market share of 41.6% and 42.4% in DLD and ILD, respectively)

Long distance revenues include revenues from domestic and international long distance traffic, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 9.0% of consolidated operating revenues in 3Q07, decreased 13.4% as compared to 3Q06, amounting to Ch$14,017 million (US$27.4 million). The decrease in revenues is due in part to the change in the marketing of the "Speedy" Internet service: Prior to January 1, 2007, Internet Service Providers (ISPs) contracted network rental services for international access to content, and beginning said date, the Company provides this access directly, through its subsidiary Telefónica Larga Distancia. Upon consolidation, the revenues from these accesses are recorded as part of broadband revenues, and consequently, network rental revenues fell 39.3% in 3Q07. The decrease in total long distance revenues is also explained by a decrease of 13.0% in revenues from domestic long distance, due to an 10.1% reduction in average price per minute and a decrease of 3.2% in DLD traffic. The lower revenues from DLD were partly offset by higher ILD revenues, which increased 3.0% due to higher revenues from incoming ILD traffic. ILD traffic increased 13.1% with respect to 3Q06.

As a result of the Company's commercial efforts and the launch of "unlimited" DLD plans, the DLD market share for the quarter increased 5 p.p. with respect to 3Q06, reaching 41.6%, and ILD market share increased 6.7 p.p., to 42.4% in 3Q07.

CORPORATE CUSTOMER COMMUNICATIONS (Stable revenues from corporate customer communications and market share of 43% in a highly competitive market)

Corporate customer communications include revenues from (i) telecommunications equipment, which mainly refers to the sale of voice equipment; (ii) complementary telephone services, such as digital communications for corporations (high-consumption plans); (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network; and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services for corporate customers.

Revenues from corporate customer communications, which accounted for 12.6% of consolidated revenues, decreased slightly (-0.3%) with respect to 3Q06, amounting to Ch$19,658 million (US$38.5 million) in 3Q07. This variation was mainly due to a 5.2% decrease in revenues from complementary services and 0.3% in revenues from data services associated with the IP network (dedicated IP and Citynet digital data network), due to lower prices. The above was partly offset by a 1.8% increase in revenues from dedicated links and others, due to higher revenues from third-party services relating to the rental and sale of data equipment.

In 3Q07, Datared links decreased by 9.9%, whereas ATM and data links through the IP network (dedicated IP) grew by 1.5% and 24.1%, respectively, as compared to 3Q06.

OTHER BUSINESS

Other businesses include revenues from the administrative service subsidiary t-gestiona and others. These revenues, which accounted for 0.4% of total 3Q07 operating revenues, decreased 29.6% with respect to 3Q06, amounting to Ch$617 million (US$1.2 million) in 3Q07.

BUSINESS UNIT PERFORMANCE FOR 3Q07

	EBITDA (Ch$ mn)	EBITDA Margin	Contribution to Net Result (Ch$mn)
Consolidated	69,936	44.8%	4,948
Individual by Business Unit
Fixed Telecommunications (Parent Co.)	53,508	41.8%	2,818
Long Distance	8,397	37.1%	3,589
Corp. Communications	6,387	28.3%	231

COMPANY NEWS

INTERIM DIVIDEND PAYMENT

In accordance with the Company's Dividend Policy, on October 24, 2007 the Board of Directors approved the distribution of an interim dividend for a total amount of Ch$5,743 million (US$11.2 million), equivalent to a gross amount of Ch$6.0 per share (US$0.05* per ADR).

The payment date in Chile is November 21, 2007, and the record date is November 15, 2007.

* Reference: Exchange rate as of September 30, 2007 1US$ = Ch$511.23

RATING UPGRADE FOR LOCAL LONG-TERM DEBT

During Telefónica Chile's annual credit rating review, the local rating agency ICR (International Credit Rating) upgraded its local long-term credit rating from AA- to AA with stable outlook. This decision was based on:

  Solid market position in the Chilean telecommunication sector

  Strong cash flow generation

  Low debt level

For its part, in September 2007 the international rating agency Fitch Ratings maintained its credit ratings (International: Baa1, stable and BBB+, stable and Local: AA- (long-term debt) and F1+ (short-term debt)).

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicachile.cl (Investor Relations)

For more information contact:

Sofía Chellew - Verónica Gaete	Lucille Domville
María José Rodríguez- Carolyn McKenzie	THE GLOBAL CONSULTING GROUP
TELEFONICA CHILE	Tel: 646-284-9416
Tel.: 562-691-3867	E-mail:
Fax: 562-691-2392	Ldomville@hfgcg.com
E-mail:
sofia.chellew@telefonicachile.cl,
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
carolyn.mckenzie@telefonicachile.cl

Compania de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is a leading telecommunications enterprise in Chile, providing local telephony, broadband and pay TV services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services for its corporate communications clients.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Companía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Isabel Margarita Bravo C.

Name: Isabel Margarita Bravo C.

Title: Financial Director